Exhibit 99.1
24 April 2009
ASIC proceedings
Justice Gzell issued his judgment yesterday in the civil proceedings commenced by the Australian Securities & Investments Commission (ASIC) in February 2007 in the Supreme Court of New South Wales against the Company, a former related entity James Hardie Industries Limited (JHIL), and ten former directors and officers.
Findings in relation to ASIC’s claims against the Company
The Company notes Justice Gzell’s findings that:
•	the Company breached section 1041E of the Corporations Act 2001 (Cth) (Act) (false or misleading statements) and section 1041H (misleading or deceptive conduct) of the Act by delivering a set of slides to the ASX in June 2002.
•	the Company did not breach section 1041E of the Act in relation to statements made by its former CEO, Mr Macdonald, in Edinburgh and London in June 2002.
•	the Company breached section 674(2) (continuous disclosure) of the Act in the period 25 March to 30 June 2003 in not disclosing the transfer of JHIL out of the James Hardie Group.
The Company also notes Justice Gzell’s findings in relation to the other defendants.
Further hearing
There will be a further hearing around penalties. Justice Gzell directed the parties to provide to him by 18 May 2009 an agreed timetable regarding the further hearing and stood the matter over to a date to be fixed.
No orders have yet been made as to costs.
Appeal
The Company is considering its position regarding an appeal. At this stage, it does not intend to comment further in relation to the matter, but may do so once the position regarding penalties and costs has been determined.
END
Media/Analyst Enquiries:
Sean O’Sullivan
Vice President, Investor and Media Relations

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218

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Disclaimer
This company statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the US Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about our future performance;
•	projections of our results of operations or financial condition;
•	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;
•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;
•	expectations that our credit facilities will be extended or renewed;
•	expectations concerning dividend payments;
•	statements concerning our corporate and tax domiciles and potential changes to them;
•	statements regarding tax liabilities and related audits and proceedings;
•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;
•	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•	expectations concerning indemnification obligations; and
•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 8 July 2008, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by our current and former subsidiaries; required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). We caution that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.

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